USELL.COM, INC.

33 E. 33rd Street, Suite 1101

New York, New York 10016

June 5, 2014

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	usell.com, Inc.
Response letter to SEC’s May 29, 2014 letter
Registration Statement on Form S-1/A
Filed June 4, 2014
File No.: 333-184007

Dear Mr. Spirgel:

Please find our response to the comments received from you in your comment letter dated May 29, 2014 related to the Registration Statement on Form S-1 (the “Registration Statement”) of usell.com, Inc. (“usell” or the “Company”). This response letter follows the Company’s filing of Amendment No. 3 to the Registration Statement (the “Amendment”).

Management Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 26

Revenue Recognition, page 26

Consumer Electronics Referrals, page 26

1. We note your response to comment 6. We also note that your business has had a low rate of refunds to buyers. Please quantify the amount of refunds or other reimbursements you have given to buyers as a percentage of corresponding revenues for the years ended December 31, 2013 and 2012, respectively, and for the three months ended March 31, 2014 and 2013, respectively.

Response:

The Company has provided the recommended disclosure on page 29.

Consent from Independent Registered Public Accounting Firm, Exhibit 23.1

2. Please have your auditors provide a signed consent.

Response:

A signed consent has been provided. See Exhibit 23.1.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris at 561-471-3507, mharris@nasonyeager.com.

Sincerely yours,

/s/ Daniel Brauser

Daniel Brauser

Chief Executive Officer